# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Revance Therapeutics, Inc., CIK 0001479290
CUSIP: 761330109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1222 DEMONBREUN STREET, SUITE 2000, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0001140361-23-042206
Filed by CIK 0001992112
Persons authorized to receive notices and communications: Patrice Calvayrac, Teoxane SA, RUE DE LYON 105, GENEVA, Switzerland (V8), 1203, 412234496 36

## Reporting persons
- Teoxane SA (CIK 0001992112): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC), other (OO); sole voting power 6,550,800; shared voting power 0; sole dispositive power 6,550,800; shared dispositive power 0; aggregate amount beneficially owned 6,550,800 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Revance Therapeutics, Inc.
Address of issuer's principal executive offices: 1222 DEMONBREUN STREET, SUITE 2000, NASHVILLE, Tennessee (TN), 37203
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 1, 2023 (as amended by Amendment No. 1 thereto filed on October 24, 2023, Amendment No. 2 thereto filed on December 19, 2024 and Amendment No. 3 thereto filed on January 6, 2025, the "Schedule 13D") with respect to shares of common stock, par value $0.001 per share (the "Common Stock"), of Revance Therapeutics, Inc. (the "Issuer").

Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 9, 2024, the Issuer announced its entry into an Amended and Restated Agreement and Plan of Merger (as amended by Amendment, dated December 11, 2024, the "A&R Merger Agreement") with Crown Laboratories, Inc. and Reb Merger Sub, Inc. (collectively, "Crown"), pursuant to which Crown commenced a tender offer (the "Tender Offer") on December 12, 2024 to purchase all of the outstanding shares of Common Stock at a price of $3.10 per share (such price, the "Offer Price").

On January 6, 2025, the Reporting Person submitted a proposal (the "Proposal") to the chairman of the board of directors and the chief executive officer of the Issuer proposing a transaction (the "Proposed Transaction") pursuant to which the Reporting Person would purchase all of the outstanding shares of Common Stock that are not beneficially owned by the Reporting Person at a price of $3.60 per share.

On January 21, 2025, the Issuer announced its entry into an Amendment No. 2 to the Merger Agreement with Crown, pursuant to which Crown amended the Tender Offer on January 21, 2025 to increase the Offer Price to $3.65 per share (the "Revised Tender Offer").

Since the submission of the Proposal, the Reporting Person has diligently worked to arrange the debt and equity financing required for the consummation of the Proposed Transaction. However, as of the date hereof, the Reporting Person has concluded that committed financing is not available within the constraints of the existing timeline of the Revised Tender Offer. Accordingly, the Reporting Person is withdrawing the Proposal, effective immediately, and intends to tender all of the outstanding shares of Common Stock beneficially owned by the Reporting Person into the Revised Tender Offer. The Reporting Person looks forward to working with the Issuer and Crown.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See cover page. Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 7, 2024, there were 104,902,388 shares of Common Stock outstanding as of October 31, 2024. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See cover page. Based upon the Issuer's Quarterly Report on Form 10-Q, filed on November 7, 2024, there were 104,902,388 shares of Common Stock outstanding as of October 31, 2024. As of the date hereof, the Reporting Person beneficially owns and has voting and dispositive power over 6,550,800 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in shares of Common Stock during the past 60 days, except as otherwise disclosed in this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the best of the Reporting Person's knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported hereunder as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented by incorporating by reference in its entirety the description of the withdrawal of the Proposal set forth in Item 4 above.

## Signatures
- Teoxane SA: /s/ Patrice Calvayrac, Patrice Calvayrac/ Chief Financial Officer (01/30/2025)